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                                               Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 33-61999


                            SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED AUGUST 22, 1995

PROSPECTUS

                                54,979 SHARES
                            TUSCARORA INCORPORATED
                                 COMMON STOCK

                 This Prospectus relates to an aggregate offering of 54,979 shares of the Common Stock, without par value (the "Common Stock"), of Tuscarora Incorporated, a Pennsylvania corporation (the "Company"). Of the 54,979 shares of Common Stock offered hereby, 45,000 shares are being offered by the Estate of John P. O'Leary, Sr. (the "Estate") and 9,979 shares are being offered by John P. O'Leary, Jr., the President and Chief Executive Officer of the Company (together, the "Selling Shareholders").

                 The sale of the Common Stock offered hereby was made to Parker/Hunter Incorporated for resale to purchasers based upon the bid price, of the Common Stock (see "Plan of Distribution"). The Common Stock is traded on the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") under the symbol "TUSC". On September 13, 1995, the closing sale price, as reported on the NASDAQ National Market System, for the Common Stock was $23.25 per share.

                 The 45,000 shares are being sold by the Estate to enable the Executors to pay taxes and to make cash distributions to beneficiaries.
The 9,979 shares are being sold by Mr. O'Leary, Jr. to raise cash to be used for personal purposes. The Company will not receive any proceeds from the sale of the shares. The expenses of the offering are to be paid by the Selling Shareholders.

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                 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or any other person. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the Common Stock to which it relates, or an offer to or solicitations of any person in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                           -------------------------

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 15, 1995.

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                             AVAILABLE INFORMATION

                 The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.

                 The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits filed therewith.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                 The following documents filed by the Company (File No. 0-17051) with the Commission pursuant to Section 13(a) of the Exchange Act are incorporated herein by reference:

                 (a) Annual report on Form 10-K for the fiscal year ended August 31, 1994;

                 (b) Quarterly reports on Form 10-Q for the fiscal quarters ended November 30, 1994, February 28, 1995 and May 31, 1995; and

                 (c) The description of the Company's Common Stock contained in the current report on Form 8-K filed with the Commission on August 22, 1995, including any amendment or report filed for the purpose of updating such description.

                 All documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                 The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the information that is incorporated by reference in this Prospectus, except that exhibits to information incorporated by reference in this Prospectus need not be furnished, unless the exhibits are specifically incorporated by reference into the information that this Prospectus incorporates by reference. Any request should be directed to Brian C. Mullins, Vice President and Treasurer, Tuscarora Incorporated, 800 Fifth Avenue, New Brighton, Pennsylvania 15066. The Company's telephone number is (412) 843-8200.


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                                 THE COMPANY

                 The Company was incorporated in 1962 as Tuscarora Plastics, Inc. The corporate name was changed in 1992 to reflect changes in the Company's business.

                 The Company designs and manufactures products for interior protective packaging and for material handling and other applications. Most of the products are custom molded products made from expanded foam plastic materials but other products are made by integrating multiple materials to meet customer requirements. The Company also supplies customers with custom molded foam plastic thermal insulation products and components and manufactures rigid plastic products for material handling applications and component parts.

                 The Company has been manufacturing custom molded products since its inception and is the largest manufacturer in the United States of custom molded products made from expanded foam plastic materials. Integrated materials products and rigid plastic products were not manufactured by the Company prior to 1991. The manufacture of these products has resulted primarily from a number of small business acquisitions.

                 The Company serves more than 2,500 customers located in North America and the British Isles, from 26 locations. Among the Company's customers are manufacturers of consumer and industrial products in the electronic, high technology, appliance and automotive industries.

                 The Company's executive offices are located at 800 Fifth Avenue, New Brighton, Pennsylvania 15066 (telephone number (412) 843-8200).

                             SELLING SHAREHOLDERS

                 Of the 54,979 shares of the Company's Common Stock being offered, 45,000 shares are being offered by the Estate of John P. O'Leary, Sr. and 9,979 shares are being offered by John P. O'Leary, Jr.

                 The Executors of the Estate of John P. O'Leary, Sr. are John
P. O'Leary, Jr., David C. O'Leary, Kerry Sue Zombeck and Mellon Bank, N.A. John P. O'Leary, Jr. is the President and Chief Executive Officer of the Company and David C. O'Leary is the Vice President, Sales and Marketing of the Company. The Executors of the Estate, other than Mellon Bank, N.A., are the three children of John P. O'Leary, Sr., who was a founder of the Company. Mr. O'Leary, Sr. was Chief Executive Officer of the Company for many years until his retirement as an officer on December 31, 1989. He remained a director of the Company until his death on June 28, 1994.

                 The Estate of John P. O'Leary, Sr. beneficially owns 270,819 shares, constituting approximately 4.39% percent of the Company's issued and outstanding Common Stock, and John P. O'Leary, Jr. beneficially owns 218,881 shares, constituting approximately 3.53% percent of the Company's issued and outstanding Common Stock. In computing the percentage ownership for Mr. O'Leary, Jr., the shares covered by stock options granted to him under the Company's stock option plans are deemed outstanding. In the case of Mr. O'Leary, Jr., in addition to 78,672 shares he personally owns, his beneficial ownership consists of (i) 11,112 shares owned jointly with his wife, (ii) 25,000 shares covered by presently exercisable stock options granted under the Company's stock option plans; (iii) 157 shares credited to his account under the Company's Common Stock Purchase Plan; (iv) 33,750 shares held in the aggregate in custodian accounts for children, and by a trust as to which Mr. O'Leary, Jr. is the trustee, as to all of which beneficial ownership is disclaimed by Mr. O'Leary, Jr.; and (v) 70,190 shares held by the trust for the individual account defined contribution pension plans of the Company as to which Mr. O'Leary, Jr. is a named fiduciary but in which Mr. O'Leary, Jr. has no economic interest except as a plan participant.

                 After the sale of the shares being offered, the Estate and Mr. O'Leary, Jr. will beneficially own 225,819 and 208,902 shares of Common Stock, constituting approximately 3.66% and 3.37% of the Company's issued and outstanding Common Stock, respectively.


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                 The 45,000 shares are being sold by the Estate to enable the
Executors to pay taxes and to make cash distributions to beneficiaries. The 9,979 shares are being sold by Mr. O'Leary, Jr. to raise cash to be used for personal purposes. The expenses of the offering are to be paid by the Selling Shareholders in proportion to the number of shares sold for the account of each Selling Shareholder.

                               USE OF PROCEEDS

                 The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                             PLAN OF DISTRIBUTION

                 The Selling Shareholders sold all the Common Stock offered hereby to Parker/Hunter Incorporated ("Parker/Hunter") as principal for resale by Parker/Hunter to purchasers for its own account. The sales were made to Parker/Hunter on September 15, 1995 at $22.50 per share, which was the bid price of the Common Stock on the NASDAQ National Market System at the close of business on September 14, 1995, less a discount of 5%. The resales by Parker/Hunter to the purchasers were made on such date at $22.50. The Selling Shareholders will receive net proceeds of approximately $1,175,177.

                 In connection with the sales, the Company and the Selling Shareholders have agreed to indemnify Parker/Hunter and its controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which Parker/Hunter may be required to make in respect thereof. Robert W. Kampmeinert, Chairman and Chief Executive Officer of Parker/Hunter, is a director of the Company.

                 The Selling Shareholders and intermediaries through which the shares are sold may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, with respect to the Common Stock offered, and any profits realized or commissions received may be deemed underwriting compensation.

                                   EXPERTS

                 The financial statements incorporated in this prospectus by reference from the Company's annual report on Form 10-K for the year ended August 31, 1994, have been audited by S.R. Snodgrass, A.C., independent accountants, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                LEGAL OPINION

                 The validity of the Common Stock registered hereby has been passed upon for the Company and the Selling Shareholders by Reed Smith Shaw & McClay, 435 Sixth Avenue, Pittsburgh, Pennsylvania 15219.


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